UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Titan Exploration Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Canetic Resources Trust

(Name of Person(s) Furnishing Form)

Class A Shares

Class B Shares

(Title of Class of Subject Securities)

888291101 (Class A Shares)

888291200 (Class B Shares)

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

November 14, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                    Home Jurisdiction Documents

•             Offer to Purchase and Circular, dated November 13, 2007 (the “Circular”)*

•             Letter of Transmittal (Class A Shares)*

•             Letter of Transmittal (Class B Shares)*

•             Notice of Guaranteed Delivery*

•             Notice of Extension, dated December 19, 2007

Item 2.                    Informational Legends

See the third page of the Circular and the fourth page of the Notice of Extension.

*              Incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document.  Any representation to the contrary is an offence.

December 19, 2007

NOTICE OF EXTENSION

by

CANETIC TITAN LTD.

a wholly-owned subsidiary of

CANETIC RESOURCES TRUST

of its

OFFER TO PURCHASE

all of the outstanding Class A shares and Class B shares

of

TITAN EXPLORATION LTD.

on the basis of:

FOR EACH CLASS A SHARE OF TITAN EXPLORATION LTD.	FOR EACH CLASS B SHARE OF TITAN EXPLORATION LTD.

0.1917 of a trust unit of Canetic Resources Trust	0.6609 of a trust unit of Canetic Resources Trust

The Offer has been extended and is now open for acceptance
until 12:00 p.m. (Calgary time) on December 31, 2007.

This is a notice of extension (the “Notice”) to the offer dated November 13, 2007 (the “Offer”) by Canetic Titan Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of Canetic Resources Trust, to purchase all of the outstanding Class A shares (“Titan A Shares”) and the offer (the “Titan B Share Offer”) by the Offeror to purchase all of the outstanding Class B shares (“Titan B Shares”) (the Titan A Shares and the Titan B Shares are collectively referred to as, the “Titan Shares”) of Titan Exploration Ltd. (“Titan”).  Capitalized terms used herein but not defined in this Notice have the meanings set out in the take-over bid circular accompanying the Offer (the “Circular”).

On December 19, 2007, the Offeror announced that it was extending the Offer and delivered notice to Computershare Investor Services Inc. (the “Depositary”) in respect thereof.  The Offer has been extended to, and is now open for acceptance until 12:00 p.m. (Calgary time) on December 31, 2007.  Titan Shareholders who have validly deposited and not withdrawn their Titan Shares need not take any further action to accept the Offer.

(cover continued on the following page)

The Offer is made only for the Titan Shares and is not made for any options or other rights, if any, to purchase or to receive in exchange Titan Shares.  Any holder of such options or other rights (including holders of Options) who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or surrender the options or otherwise convert the rights in order to obtain certificates representing Titan Shares and deposit such Titan Shares in accordance with the terms of the Offer.

Titan Shareholders who wish to accept the Offer must properly complete and duly execute the Letters of Transmittal for the Titan A Shares and Titan B Shares delivered with the Circular or a manually-signed facsimile thereof and deposit it, together with certificates representing their Titan Shares and all other documents required by the Letters of Transmittal, at the office of Computershare Investor Services Inc. (the “Depositary”) shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Titan Shares who wishes to deposit Titan Shares and whose certificates for Titan Shares are not immediately available may deposit certificates representing such Titan Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedures for Guaranteed Delivery”, using the Notice of Guaranteed Delivery delivered with the Circular (printed on YELLOW paper) or a facsimile thereof.  Persons whose Titan Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Titan Shares to the Offer.

No broker, dealer or other person (including the Depositary) or the Information Agent, Kingsdale Shareholder Services Inc., has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation, of warranty is given or made, it must not be relied upon as having been authorized.  No broker, investment dealer or other person shall be deemed to be the agent of the Offeror or any of the affiliates or the Depositary for the purpose of the Offer.

Questions and requests for assistance may be directed to the Depositary or the Information Agent, Kingsdale Shareholder Services Inc.  Additional copies of this document, the Letters of Transmittal and the Notice of Guaranteed Delivery may also be obtained, without charge, on request from the Depositary at its office shown in the Letters of Transmittal and the Notice of Guaranteed Delivery and set forth below.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary	Toronto

Corporate Actions	Corporate Actions
600, 530 - 8th Avenue S.W.	100 University Avenue, 9th Floor
Calgary, Alberta T2P 3S8	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Kingsdale Shareholder Services Inc.

Exchange Tower

130 King Street West, Suite 2950

P.O. Box 156

Toronto, Ontario M5X 1C7

North American Toll Free Number:   1-866-851-9601

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Titan Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Titan Shares in such jurisdiction.

NOTICE TO TITAN SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer.  The Offer is subject to applicable disclosure requirements in Canada.  Titan Shareholders should be aware that such requirements are different from those in the United States.

It may be difficult for Titan Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as the Offeror, Canetic and Titan are located in Canada, and some or all of their respective trustees, officers and directors, as the case may be, are residents of Canada.  You may not be able to sue the Offeror, Canetic or Titan or their respective trustees, officers or directors, as the case may be, in a non-U.S. court for violations of the U.S. federal securities laws.  It may be difficult to compel the Offeror, Canetic or Titan and their affiliates to subject themselves to a U.S. court’s judgment.

Titan Shareholders should be aware that the acquisition of the Canetic Units offered hereby may have tax consequences both in the United States and in Canada.  The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular.  Titan Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Canetic Units.  See “Certain Canadian Federal Income Tax Considerations” in the Circular.

Titan Shareholders should be aware that Canetic or its affiliates, directly or indirectly, may bid for or purchase Titan Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations. See Section 13 of the Offer, “Market Purchases and Sales of Titan Shares”.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated.  On December 19, 2007, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.9944.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice, the Offer and the Circular including statements made under “Purpose of the Offer and Plans for Titan” in the Circular (as well as other written statements made or provided or to be made or provided by the Offeror or Titan) that are not historical facts, are “forward-looking statements” that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those set forth in or implied by such forward-looking statements.

TABLE OF CONTENTS

Notice of Extension
Recent Developments
Extension of the Offer
Manner of Acceptance
Take-up and Payment of Deposited Titan Shares
Withdrawal Rights
Consequential Amendments to Offer, Circular, Letters of Transmittal and Notice of Guaranteed Delivery
Conditions Satisfied
Statutory Rights
Approval and Certificate

NOTICE OF EXTENSION

December 19, 2007

TO:         HOLDERS OF CLASS A SHARES AND CLASS B SHARES OF TITAN EXPLORATION LTD.

By notice to Computershare Investor Services Inc. (the “Depositary”), Canetic Titan Ltd. (the “Offeror”), a wholly-owned subsidiary of Canetic Resources Trust (“Canetic”), has extended its offer dated November 13, 2007, (the “Offer”) to purchase all of the outstanding Class A shares (“Titan A Shares”) and the offer (the “Titan B Share Offer”) by the Offeror to purchase all of the outstanding Class B shares (“Titan B Shares”) (the Titan A Shares and the Titan B Shares are collectively referred to as, the “Titan Shares”) of Titan Exploration Ltd. (“Titan”), including any and all Titan A Shares issued or issuable upon the exercise or conversion, as the case may be, of the Titan B Shares and any Options. The basis of the Titan A Share Offer is for each Titan A Share deposited under the Titan A Share Offer each holder thereof shall receive 0.1917 of a trust unit of Canteic (“Canetic Unit”) for each Titan A Share and the basis of the Titan B Share Offer is for each Titan B Share deposited under the Titan B Share Offer each holder thereof shall receive 0.6609 of a Canetic Unit for each Titan B Share.   Capitalized terms used herein but not defined have the meanings set out in the take-over bid circular accompanying the Offer (the “Circular”).

The Offer is now open for acceptance until 12:00 p.m. (Calgary time) on December 31, 2007.

Except as otherwise set forth in this Notice of Extension, the terms and conditions of the Offer set forth in the Circular continue to be applicable and this Notice of Extension should be read in conjunction therewith.

Recent Developments

The Offeror has given notice to the Depositary to take up and pay for the approximately 24,635,175 Titan A Shares and 736,030 Titan B Shares deposited to the Offer as of 4:30 p.m. on December 19, 2007 and arranged for the Depositary to pay for such Titan Shares on or before December 21, 2007.  Upon taking up and paying for these Shares, the Offeror will own 24,635,175 Titan A Shares and 736,030 Titan B Shares, representing approximately 85% of the Titan A Shares and 73% of the Titan B Shares, on a fully-diluted basis, or 84% of the Titan A Shares calculated on a diluted basis including, the number of outstanding Titan A Share that may be issued on conversion on all outstanding Titan B Shares into Titan A Shares.  As all of the conditions of the Offer were met as at the initial expiry time, the Offer is now unconditional.

Extension of the Offer

The Offeror has extended the Offer by extending the Expiry Time for the Offer from 4:30 p.m. (Calgary time) on December 19, 2007 to 12:00 p.m. (Calgary time) on December 31, 2007, pursuant to Section 5 of the Offer, “Extension or Variation of the Offer”.  Accordingly, the definition of “Expiry Date” in the Offer is amended to read in full as follows:

“Expiry Date” means December 31, 2007 or such other date or dates as may be fixed by Canetic from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.

Manner of Acceptance

Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letters of Transmittal and on the last page of this document at or prior to 12:00 p.m. (Calgary time) on December 31, 2007 in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

Take-up and Payment of Deposited Titan Shares

The Offeror has taken up the Titan Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Offer, “Payment for Deposited Titan Shares”.  The Offeror will pay for Titan Shares taken up as of the Initial Expiry Time within three Business Days in accordance with applicable securities legislation.

Titan Shares deposited in acceptance of the Offer following 12:00 p.m. (Calgary time) on December 31, 2007 will be taken up and paid for in accordance with applicable securities legislation.  For each Titan A Share deposited under the Titan A Share Offer each holder thereof shall receive 0.1917 of a Canetic Unit for each Titan A Share and for each Titan B Share deposited under the Titan B Share Offer each holder thereof shall receive 0.6609 of a Canetic Unit for each Titan B Share. See Section 6 of the Offer, “Payment for Deposited Titan Shares”.

Withdrawal Rights

Unless otherwise required or permitted by applicable law, any Titan Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Titan Shareholder:

(a)                                  at any time before the Titan Shares have been taken up by the Offeror pursuant to the Offer;

(b)                                 at any time before the expiration of 10 days from the date upon which either:

(i)                                     a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Titan Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)                                  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Titan Shares under the Offer where the time for deposit is not extended for a period greater than 10 days or variation consisting solely of a waiver of a condition of the Offer);

is mailed, delivered or otherwise properly communicated, but only if such deposited Titan Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Canadian Securities Regulatory Authorities; or

(c)                                  if the Titan Shares have not been paid for by the Offeror within three Business Days after having been taken up.

Titan Shareholders will otherwise have the right to withdraw their Titan Shares under the circumstances and in the manner set out in Section 7 of the Offer, “Withdrawal of Deposited Titan Shares”.

Consequential Amendments to Offer, Circular, Letters of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery.  Without limiting the generality of the foregoing, such amendments include the amendment to the Offer, the Letters of Transmittal and the Notice of Guaranteed Delivery to refer to 12:00 p.m. (Calgary time) on December 31, 2007 as the Expiry Time.  Except as varied hereby, all terms of the Offer remain in effect, unamended.

Conditions Satisfied

Each of the conditions of the Offer specified in Section 4 of the Offer “Conditions of the Offer” has been satisfied and the Offer is now unconditional.

Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Titan Shareholders with, in addition to any other rights they may have at Law, rights for rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to Titan Shareholders.  However, such rights must be exercised within prescribed time limits.  Titan Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of this Notice of Extension have been approved and the sending, communication and delivery thereof to Titan Shareholders has been authorized by the board of directors of Canetic Titan Ltd. and the board of directors of Canetic Resources Inc., the administrator of Canetic Resources Trust.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.  In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Titan Shares, which are the subject of the Offer.

Dated at Calgary, Alberta, the 19th day of December, 2007.

CANETIC TITAN LTD.

(Signed) J. Paul Charron	(Signed) David J. Broshko
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Brian Evans	(Signed) Richard Tiede
Director	Director

CANETIC RESOURCES TRUST, by its Administrator,

CANETIC RESOURCES INC.

(Signed) J. Paul Charron	(Signed) David J. Broshko
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Jack C. Lee	(Signed) Robert G.Brawn
Director	Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary	Toronto

Corporate Actions	Corporate Actions
600, 530 - 8th Avenue S.W.	100 University Avenue, 9th Floor
Calgary, Alberta T2P 3S8	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc. at the telephone numbers and location set out below:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario  M5X 1E2

North American Toll Free Number:  1-866-851-9601

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Titan Shareholders to the
Depositary and Information Agent at the telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on November 14, 2007, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Canetic Resources Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 20, 2007.

CANETIC RESOURCES TRUST
By: Canetic Resources Inc., its administrator

By:	/s/ J. Paul Charron
Name:	J. Paul Charron
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press release, dated October 18, 2007.*

1.2	Press release, dated December 20, 2007 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on December 20, 2007 (file No. 1-32728)).

2.1	Annual information form dated March 23, 2007 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.2

Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.3

Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.4

Unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.5

Management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.6

Information Circular - Proxy Statement relating to the annual and special meeting of Unitholders held on May 9, 2007 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 18, 2007 (File No. 1-32728)).

2.7

Information Circular - Proxy Statement dated March 24, 2006 relating to the annual meeting of Unitholders held on May 9, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 7, 2006 (File No. 1-32728)).

2.8

Differences between Canadian and United States generally accepted accounting principles as at and for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-10 of Canetic Resources Trust filed on August 9, 2007 (File No. 333-145273)).

2.9	Business acquisition report dated November 8, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on July 24, 2007 (File No. 1-32728)).

2.10

Material change report, dated November 7, 2007, with respect to the proposed combination of Penn West Energy Trust and Canetic Resources Trust (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 7, 2007 (File No. 1-32728)).

*                                         Incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form.